Exhibit 99.1
Envoy Capital Group Inc.
Annual Report 2007

Dear Shareholders
Fiscal 2007 was another profitable year for Envoy Capital Group Inc.
Our net earnings for the year ended September 30, 2007 were $3.0 million or $.23 per share compared with $2.1 million or $.10 per share last year. This represents a 41% increase in our net earnings and a 130% increase in earnings per share. There were several factors that influenced our improved profitability this year including a number of new business wins in the Branding business, improved investment returns from the Merchant Banking assets, an improved cost structure and a reduction of our issued and outstanding common shares by way of our share buy back programs.
The Merchant Banking Division, which we launched during 2006, had a successful first year of operations. This division generated $5.4 million in revenue during the year, representing a return of 16% on approximately $33 million of assets under investment. We are pleased with this overall rate of return given the volatile market conditions and the rapid increase in the value of the Canadian Dollar against the U.S. Dollar experienced throughout the year and, in particular, during our fourth quarter. As part of our overall diversification strategy, a portion of our Merchant Banking assets were denominated in $US and other foreign currencies. Although we had some currency protection in place, we were not fully hedged and the investment returns we had otherwise achieved were negatively impacted by the strong Canadian Dollar.
Envoy’s goal in launching the Merchant banking operations was to provide capital and general corporate finance services to small cap companies. Consistent with this strategy, investments made during 2007 included:
•	Mosquito Consolidated Gold Mines (“MSQ”), a mineral exploration and mine development company with a diverse portfolio of base metal projects under development in high return, low political risk environments of North America. Of particular interest to Envoy are Mosquito’s three Molybdenum projects located in Idaho and Nevada. MSQ trades under the symbol “MSQ” on the Toronto Venture Exchange.
•	Augen Gold Corp. a privately owned junior gold exploration company which holds mining claims in the Timmons and Kirkland Lake area of Ontario. Envoy’s interest in this investment was to co-invest with other experienced investors to explore the Jerome mine in order to confirm existing gold resources, identify additional NI 43-101 compliant gold resources and to continue to expand the property portfolio with highly prospective mineral assets. The exploration work on the property commenced in the fall of 2007 and further work will be conducted throughout 2008 in order to calculate a NI 43-101 resource. Augen Gold has completed non arm’s length private placements to fund the exploration work to date and is in the process of filing a preliminary prospectus to raise capital through an IPO to fund this exploration program. Information on Augen Gold is available at www.sedar.com.
•	Sextant Strategic Opportunities Hedge Fund is a Canadian based hedge fund managed by Sextant Capital Management Inc. The primary focus of the Fund’s investments has been pure water and it is positioned to benefit from the growing scarcity of pure drinking water worldwide. The Fund also invests in precious metals and other mineral commodities.

Revenue from the Consumer and Retail Branding Division, Watt International Inc., grew by $2.7 million representing an increase of 28% over last year. This growth in revenue combined with a significantly improved cost structure resulted in much improved operating results for 2007.
The turnaround in Watt’s business year over year is the result of a strategic repositioning of the business by senior management and also demonstrates the strength and reputation of the brand name “Watt” in the marketplace. Watt was successful during the year in winning new brand strategy and design assignments from new and existing customers in North America and last year in Dubai. We believe that this region will continue to provide new growth opportunities for Watt in the years ahead and, accordingly, have opened a branch office in Dubai.
Watt also recently announced the opening of a new office in Shanghai, China as well as the signing of a joint venture agreement with Zhong Jia, a well established Chinese developer who is also located in Shanghai. This represents another important strategic initiative in Watt’s expansion to serve a growing Asian market. Watt will initially provide retail design and architectural services, but will explore the introduction of additional services, including retail strategy and consumer package design, over the next several months.
Watt’s customers include some of the leading retailers such as Walmart, McDonalds, Sam’s Club,The Bay, Kroger, Sobey’s, Walgreen’s and Cencosud.
During the year we significantly reduced the number of issued and outstanding shares of Envoy. In January 2007, Envoy announced that it had repurchased and cancelled 9,002,383 common shares pursuant to the modified Dutch Auction tender offer at a cost of $28.7 million or $3.19 per share. The shares repurchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares at that time.
In addition, under the terms of a Normal Course Issuer Bid announced in February 2007, Envoy repurchased and cancelled an additional 813,466 common shares for total cash consideration of $2,823,058 under this Normal Course Issuer Bid program up to and including September 30, 2007.
After giving affect to these two share buy back programs, Envoy had 9,637,233 common shares outstanding as at September 30, 2007. Envoy’s net book value per share as at September 30, 2007 was $4.69 compared with $3.86 per share as at September 30, 2006. This represents an increase of approximately 22% year over year.
Looking forward, we see continued opportunity to profitably grow the Consumer and Retail Branding business. Equity markets continue to be quite volatile in the wake of the concern over asset backed securities and the U.S. housing market. We will invest the Merchant banking assets in a prudent manner that protects our capital and offers a return consistent with the risk. Envoy holds no asset backed securities in its investment portfolio.
Thank you for your continued support.
Geoffrey B. Genovese
President, Chairman & CEO

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Capital Group Inc. (“Envoy”, “we” or “us”) for the year ended September 30, 2007 compared to the year ended September 30, 2006. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
The discussion, analysis and financial review are presented in the following sections:
1.	Executive Summary

2.	Selected Annual Information

3.	Results of Operations

4.	Summary of Quarterly Results

5.	Commitments and Contractual Obligations

6.	Reconciliation to U.S. Generally Accepted Accounting Principles

7.	Liquidity and Capital Resources

8.	Related Party Transactions

9.	Critical Accounting Policies

10.	Impact of Recently Issued Financial Standards

11.	Risks and Uncertainties

12.	Evaluation of Disclosure Controls and Procedures

13.	Updated Share Information

14.	Forward Looking Statements
1. EXECUTIVE SUMMARY
In prior years Envoy had only one reportable segment, the Consumer and Retail Branding Group. However, with the establishment of Envoy Capital Group and the commencement of its merchant banking operations in fiscal 2007, Envoy now conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.
Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the corporation is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the corporation’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the corporation as at September 30, 2006.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 7, 2008. During the reporting year ending September 30, 2007 Envoy repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during this period was $3.47 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2006, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during fiscal 2006 was $1.76 per share.
Based on the 2007 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2007, and may be a PFIC for subsequent fiscal years.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Consumer and Retail Branding Overview
The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt recently transformed its business model to become more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
In Fiscal 2006, Envoy announced that its board of directors had approved the establishment of Envoy Capital Group, a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
The Merchant Bank division investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies. A certain portion of the portfolio is also invested in common shares of private companies. The Merchant Bank business earnings consist of both realized and unrealized gains in the market value of its investments, plus dividends and interest income.
Operating costs for the Merchant Bank business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
gains and losses. Occupancy costs represent the costs of leasing and maintaining company premises.
The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 20 to the Financial Statements.
2. SELECTED ANNUAL INFORMATION

	Fiscal 2007	Fiscal 2006	Fiscal 2005

Net revenue	$17.6 million	$9.7 million	$19.6 million

Net earnings (loss):
From continuing operations	2.6 million	(5.4) million	3.0 million
From discontinued operations	0.4 million	7.5 million	2.9 million

Total	3.0 million	2.1 million	$ 5.9 million

Net earnings (loss) per share
Total
Basic	$0.23	$0.10	$0.27
Diluted	$0.23	$0.10	$0.27

From continuing operations
Basic	$0.20	$(0.27)	$0.14
Diluted	$0.20	$(0.27)	$0.14

From discontinued operations
Basic	$0.03	$0.37	$0.13
Diluted	$0.03	$0.37	$0.13

As at:	Sep 30, 2007	Sep 30, 2006	Sep 30, 2005

Total assets	$50.8 million	$81.3 million	$84.0 million

Total long-term financial liabilities	$ 0.1 million	$ 0.2 million	$ 0.3 million

Cash dividends declared	$ nil	$ nil	$ nil

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
3. RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2007, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2006
On a consolidated basis, the net earnings for the year ended September 30, 2007 were $3.0 million compared to $2.1 million for the year ended September 30, 2006. On a fully diluted per share basis the net income for fiscal year 2007 was $.23 per share compared to $.10 in fiscal 2006.
The comparative results for fiscal 2006 include the operating results for the UK and European operations for the period prior to disposition, as well as the gain on disposal. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $7.5 million. From continuing operations, fiscal 2007 earnings per share on a fully diluted basis was $.20 per share compared to a loss of ($.27) in fiscal 2006. The earnings per share from discontinued operations in fiscal 2007 was $.03 per fully diluted share compared to $.37 per share in fiscal 2006,
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The geographical breakdown of net revenue is as follows:

		Net revenue for the year ended September 30
	(in millions)
By customer location:	2007	% of total	2006	% of total
USA and South America	$6.4	52%	$3.5	36%
Canada	4.1	33%	5.0	52%
Middle East and Asia	1.9	15%	1.2	12%

	$12.4	100%	$9.7	100%

Net revenue for the year ended September 30, 2007 was $12.4 million, compared to $9.7 million for the year ended September 30, 2006, an increase of $2.7 million. The main reason for the increase was significant new client wins in both the US and internationally. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth. In reviewing our client spending plans for fiscal 2008, we expect net revenue to show continued improvement.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Net revenue from the U.S. and South American based customers increased $2.9 million from $3.5 million last year to $6.4 million for the current year, whereas net revenue from Canadian customers decreased by approximately $0.9 million in fiscal 2007 as compared to the same period last year. Net revenue from the Middle East and Asian region increased $0.7 million in fiscal 2007 as compared to fiscal 2006, primarily as a result of the net revenue from a client in Dubai.
Operating expenses, excluding depreciation, for the twelve months ended September 30, 2007 were $10.2 million compared with $10.9 million for the twelve months ended September 30, 2006, a decrease of $0.7 million. Expressed as a percentage of revenue operating expenses were 82.6% this year compared to 112.4% last year.
Salaries and benefits expenses for the current fiscal year were $8.0 million compared to $8.2 million last year, a decrease of $0.2 million or 2.4%. Salaries and benefits expense as a percent of net revenue was 64.8% for the fiscal year 2007 compared to 84.4% for the same period last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $1.4 million for the twelve months ended September 30, 2007, compared to $1.6 million for twelve months ended September 30, 2006, a decrease of $0.2 million. General and administrative expenses as a percent of net revenue were 11.5% for the current year compared to 16.5% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the twelve months ended September 30, 2007 were $0.8 million compared to $1.2 million twelve months ended September 30, 2006, a decrease of $0.4 million. Occupancy costs as a percent of net revenue were 6.2% this year compared to 12.2% last year. Watt continues to benefit from consolidating its operations from two locations to one location late last year.
Depreciation expense for the year ended September 30, 2007 and year ended September 30, 2006 was $0.4 million.
Interest expense was minimal for the twelve months ended September 30, 2007 and the comparative period last year.
Pre-tax earnings from the Branding segment was $1.8 million in fiscal 2007 compared to a loss of ($2.3) million in fiscal 2006.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for fiscal 2006.
In aggregate, the Merchant Banking segment generated a net investment gain of approximately $5.1 million for the twelve months ended September 30, 2007. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
For the twelve months ended September 30, 2007 the Company realized a gain on the disposal of investments of $1.4 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $2.7 million at September 30, 2007. Interest and dividend income for the Merchant Banking segment for the fiscal year 2007 was approximately $1.1 million. Interest earned for the period was largely attributable to cash held in short term GIC’s or discount securities.
For the twelve months ended September 30, 2007, the Company generated a return of approximately 15.7% on its invested capital. Investment returns were significantly impacted by currency fluctuations. As the Company maintains a diverse portfolio, its U.S. and international equities, returns were negatively impacted by the weakening of the U.S. dollar late in the year.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the twelve months ended September 30, 2007 were approximately $1.9 million.
Fiscal 2007 pre tax earnings from the Merchant Banking segment totaled approximately $3.3 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
twelve months ended September 30, 2007 these expenses, excluding depreciation, totaled approximately $2.4 million.
The Corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. As the substantial issuer bid was settled in the second quarter, it is not expected that additional interest income will be earned within the corporate segment.
Income Taxes
Income tax recovery for the year was less than $0.1 million. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal year 2007 was $0.4 million and for the fiscal year 2006 was approximately $7.5 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected
Discontinued operations as detailed in note 19 to the Financial Statements as follows:

Fiscal year:	2007	2006	2005

Net revenue	$—	$21,432,172	$26,741,062

Operating expenses	—	17,460,973	23,252,416
Interest income	—	(60,327)	(11,623)
Depreciation	—	1,294,822	1,770,052
Income tax expense	—	582,122	512,023

Earnings from discontinued operations (excluding gain on sale)	—	2,154,582	1,218,194
Minority interest	—	347,599	149,808
Gain on sale of discontinued operations	375,514	5,721,229	1,799,631

Earnings from discontinued operations	$375,514	$7,528,212	$2,868,017

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Net earnings (loss)
Net earnings for the twelve months ended September 30, 2007 was $3.0 million, compared to $2.1 million for the twelve months ended September 30, 2006. On a per share basis the net earnings in the current year were $.23 per share compared to $.10 last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 13,155,910 this year compared to 20,459,736 last year.
THREE MONTHS ENDED SEPTEMBER 30, 2007, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2006
On a consolidated basis, the net income for the fourth quarter of fiscal 2007 was less than $0.1 million compared with $4.8 million for the fourth quarter of fiscal 2006.
The comparative results for the fourth quarter of fiscal 2006 include the operating results for the UK and European operations for the three months ended September 30, 2006 and the gain on disposition. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $6.7 million.
From continuing operations, fully diluted per share net income for this year’s fourth quarter was nil compared to a loss of ($.10) last year. The income from discontinued operations in the fourth quarter of fiscal 2007 was $.04 per share compared to $.33 per fully diluted share in the fourth quarter of fiscal 2006.
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30
	(in millions)
By customer location:	2007	% of total	2006	% of total

USA and South America	$2.2	65%	$0.4	16%
Canada	0.9	26%	1.3	52%
Middle East and Asia	0.3	9%	0.8	32%

	$3.4	100%	$2.5	100%

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Net revenue for the three months ended September 30, 2007 was $3.4 million, compared to $2.5 million for the three months ended September 30, 2006, an increase of $0.9 million. The principal reason for the increase in net revenue from last year to this year was several new business wins for both the consumer and retail divisions. The Consumer Brands component has augmented its revenue base with a diverse portfolio of both strategy and creative accounts. The Retail Branding component has expanded its international reach with additional client wins in the United States, along with expansion into the Middle East, serving clients in Dubai, UAE. An office in China was also established this year.
Net revenue from U.S. and South American customers increased by approximately $1.8 million for the fourth quarter of fiscal 2007 as compared to the same period last year, while net revenue from the Canadian based customers decreased by $0.4 million and net revenue from the Middle East and Asian region decreased $0.5 million.
Operating expenses, excluding depreciation, for the fourth quarter of 2007 were $3.0 million, compared to $1.8 million in the fourth quarter of fiscal 2006, mainly due to increased labour costs. Expressed as a percentage of revenue operating expenses were 88.2% this year compared to 73.6% last year.
Salaries and benefits expenses for the fourth quarter of 2007 were $2.6 million compared to $1.6 million for the fourth quarter last year, an increase of $1.0 million or 63%. Salaries and benefits levels increased as a result of the increase in revenue. Salaries and benefits expense as a percent of net revenue was 74.9% for this year’s fourth quarter compared to 63.3% for the same period last year.
General and administrative expenses were $0.3 million in the fourth quarter of fiscal 2007 and nil for the same period last year. General and administrative expenses as a percent of net revenue were 8.4% for this year. Fiscal 2006 fourth quarter general and administrative expenses were minimal as a result of corporate reallocations to more accurately represent real costs.
Occupancy costs for the current quarter were $0.2 million compared to $0.3 million last year, a decrease of $0.1 million. Occupancy costs as a percent of net revenue were 4.7% this year compared to 10.3% last year.
Depreciation expense for the three months ended September 30, 2007 and three months ended September 30, 2006 was $0.1 million.
Interest expense was negligible for the three months ended September 30, 2007 and for the same period last year.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007.
For the fourth quarter ended September 30, 2007 the merchant banking revenue was $1.0 million. The majority of the revenue was due to unrealized gains from the upward adjustment to market value of its investments as at September 30, 2007 over their value at the end of the prior quarter. Foreign exchange losses had a significant negative impact on overall fourth quarter returns.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.5 million.
During the fourth quarter of fiscal 2007 pre tax earnings from the Merchant Banking business totaled approximately $0.5 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. During the quarter these expenses totaled approximately $0.9 million.
Income Taxes
The income tax expense for the period was less than $0.1 million. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the fourth quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
The income from discontinued operations, net of income taxes and minority interests, for the fourth quarter of fiscal 2007 was $0.4 million compared to $6.7 million for the fourth quarter of fiscal 2006.
Net earnings (loss)
Net earnings for the three months ended September 30, 2007 was $0.4 million, compared to $4.8 million for the three months ended September 30, 2006. On a per share basis the net earnings in the current quarter were $.04 per share compared to $.23 last year.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,747,620 for the current quarter compared to 20,176,658 in the same period last year.
4. SUMMARY OF QUARTERLY RESULTS

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Net revenue	$4.5 million	$4.3 million	$3.8 million	$5.0 million

Net earnings (loss):
From continuing operations	$(0.01) million	$0.20 million	$0.86 million	$1.59 million
Including discontinued operations	$(0.36) million	$0.20 million	$0.86 million	$1.59 million

Net earnings per share
From continuing operations
Basic	$0.00	$0.02	$0.07	$0.08
Diluted	$0.00	$0.02	$0.07	$0.08
Including discontinued operations
Basic	$0.04	$0.02	$0.07	$0.08
Diluted	$0.04	$0.02	$0.07	$0.08

	Q4 2006	Q3 2006	Q2 2006	Q1 2006

Net revenue	$2.5 million	$5.5 million	$3.8 million	$5.5 million

Net earnings (loss):
From continuing operations	$(1.84) million	$(1.51) million	$(1.08) million	$(0.96) million
Including discontinued operations	$4.82 million	$(1.12) million	$(0.43) million	$(1.13) million

Net earnings (loss) per share
From continuing operations
Basic	$(0.10)	$(0.07)	$(0.05)	$(0.05)
Diluted	$(0.10)	$(0.07)	$(0.05)	$(0.05)
Including discontinued operations
Basic	$0.23	$(0.05)	$(0.02)	$(0.05)
Diluted	$0.23	$(0.05)	$(0.02)	$(0.05)

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
5. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2007:

	Total	Due in year 1	Due in year 2	Due in year 3	Due in year 4

Operating leases	$1,898,623	$820,178	$768,724	$306,681	$3,040
Long term debt	157,477	87,878	69,599	—	—

Total contractual cash obligations	$2,056,100	$908,056	$838,323	$306,681	$3,040

6. RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Summary of material adjustments to net earnings (loss) for the years ended September 30, 2007, 2006 and 2005 required to conform to US GAAP. Detailed information can be found in note 20 to the Financial Statements.

	2007	2006	2005

Net earnings — Canadian GAAP	$3,016,719	$2,136,186	$5,941,690
Stock-based compensation 20(a)	—	—	344,151
Cash held in escrow 20(b)	(103,549)	(2,700,000)	—
Capitalized incorporation costs 20(g)	(66,339)	—	—
Income recognized on reclassification of investments 20(h)	77,416	—	—
Gains on privately-held securities 20(h)	(1,147,500)	—	—

Net earnings (loss) based on U.S. GAAP	$1,776,747	$(563,814)	$6,285,841

Net earnings (loss) from continuing operations	$1,401,233	$(5,392,026)	$3,417,824
Net earnings from discontinued operations (Notes 19)	$375,514	$4,828,212	$2,868,017

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2007	2006

Total assets based on Canadian GAAP	$50,792,314	$81,273,654
Cash held in escrow 20(b)	(2,803,549)	(2,700,000)
Capitalized incorporation costs 20(g)	(66,339)	—
Investments held for trading 20(h)	(1,147,500)	242,378

Total assets based on U.S. GAAP	$46,774,926	$78,816,032

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2007	2006

Shareholders’ equity based on Canadian GAAP	$45,157,001	$75,046,589
Cash held in escrow 20(b)	(2,803,549)	(2,700,000)
Accumulated other comprehensive income 20(c)	—	242,378
Capitalized incorporation costs 20(g)	(66,339)	—
Gains on privately-held securities 20(h)	(1,147,500)	—

Shareholders’ equity based on U.S. GAAP	$41,139,613	$72,588,967

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2007	2006	2005

Net earnings (loss) for the year in accordance with U.S. GAAP	$1,776,747	$(563,814)	$6,285,841
Unrealized gain (loss) on available for sale securities arising during the year	—	242,378	(5,859)
Less: reclassification adjustment for gains realized in net income	(242,378)	5,859	(174,426)
Change in cumulative translation adjustment account	(25,514)	2,101,995	(2,183,228)

	$1,508,855	$1,786,418	$3,922,328

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
7. LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2007, Envoy had working capital of $33.3 million, compared to September 30, 2006, when it had a working capital of $62.6 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $27.6 million at September 30, 2007 and $57.3 million at September 30, 2006. The principal reason for the decrease was the sale of investments to generate the cash used to repurchase the Company’s shares.
Approximately $1.6 million in cash was generated from operations during the twelve months ended September 30, 2007, compared to $2.7 million for the twelve months ended September 30, 2006. The main sources of funds were the reduction of prepaid expenses and sales of investments held for trading. The cash provided from continuing operations was used to finance a decrease in accounts payable and an increase in accounts receivable in order to support the growth of the branding business.
The Company used funds from sales of its investments to repurchase 9,002,383 shares of the Company for cash consideration of $30.2 million under a substantial issuer bid. In addition to the substantial issuer bid, during fiscal 2007 $2.8 million of working capital was used to repurchase 813,466 shares of the Company pursuant to the normal course issuer bid. A similar amount of funds was used to repurchase shares in fiscal 2006 under the normal course issuer bid.
The Company made use of its operating line of credit in fiscal 2007 in order to manage day-to-day needs without being forced to liquidate investments. The revolving credit facility is available up to a maximum of $2.0 million, which was almost fully utilized at September 30, 2007.
During fiscal 2007, the Company used the proceeds from loans receivable to fund additional investments. In the fourth quarter of 2006, proceeds of $24.3 million, net of $2.7 million held in escrow, were received from the sale of the UK subsidiaries and related business assets. Of this amount, $0.8 million was used to pay the sale related costs and the remaining $23.5 million was invested in the investment portfolio managed by the Company’s portfolio manager.
8. TRANSACTIONS WITH RELATED PARTIES
During the year one of the Company directors charged the Company $244,786 (2006 -$230,785; 2005 - $57,500) for legal services.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Company invested $200,000 in Sereno and at September 30, 2007 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In September 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.
In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees pursuant to the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).
In June 2006, the Company increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers pursuant to the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) and, in addition, a one time performance based payout cost estimated to be £223,635 ($474,106). The performance based consideration payment was paid during fiscal 2007. The group of three shareholder managers continued to own collectively approximately 20% of Parker Williams. Effective September 15, 2006, the Company sold its wholly owned UK subsidiary ECGH and related UK businesses, Parker Williams and Gilchrist. See note 19 to the Financial Statements, Discontinued Operations and Note 6 to the Financial Statements, Acquisition of Subsidiaries. Envoy subsequently sold Parker Williams through its sale of ECGH.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
reconciliation to United States generally accepted accounting principles, which is included in Note 20 to the Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition — Branding segment
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and fourth party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The fourth party charges are for actual costs related to outsourced goods and services for specific projects.
Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s non-agency projects are short-term in nature. Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.
Revenue Recognition — Merchant banking segment
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses in the value of investments are

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Financial Instruments
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments — disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
Discontinued operations
The Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
10.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes — an interpretation of FAS Statement No. 109 (‘FIN 48”)
FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
11.	RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. These fluctuations may affect the ability of the branding segment to generate

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world.
The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period. Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth. Investments are usually very liquid and investment horizons consistently monitored.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the year ended September 30, 2007, the Company’s top three clients accounted for 28% of its consolidated net revenue (2006 — 16%). The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company’s ability to generate new investment opportunities. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Interest and Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2007, Envoy had one customer, who represented 19% of accounts receivable and one customer who represented 21% of accounts receivable as at September 30, 2006.
Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.
The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments. Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis.
Future investments
The Company regularly identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
12.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2007 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
13.	UPDATED SHARE INFORMATION
Increase in authorized share capital
At a meeting of shareholders of Envoy held on March 30, 2007 the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.
Deficit reduction
On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit in the same amount.
Other items
At September 30, 2007, there were 9,637,233 common shares of Envoy issued, compared to 19,421,415 issued at September 30, 2006.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
14.	FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2007
December 13, 2007
materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

BDO Dunwoody llp Chartered Accountants and Advisors	60 Columbia Way Suite 400 Markham Ontario Canada L3R 0C9 Telephone: (905) 946-1066 Fax: (905) 946-9524 www.bdo.ca
Auditors’ Report
To the Shareholders of Envoy Capital Group Inc.
We have audited the consolidated balance sheets of Envoy Capital Group Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in accordance with Canadian generally accepted accounting principles.
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
December 13, 2007
BDO Dunwoody llp is a Limited Liability Partnership registered in Ontario

BDO Dunwoody llp Chartered Accountants and Advisors	60 Columbia Way Suite 400 Markham Ontario Canada L3R 0C9 Telephone: (905) 946-1066 Fax: (905) 946-9524 www.bdo.ca
Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(l), (m) and (n) of the financial statements. Our report to the Shareholders dated December 13, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors’ Report when the changes are properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
December 13, 2007
BDO Dunwoody llp is a Limited Liability Partnership registered in Ontario

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Balance Sheets
(Expressed In Canadian dollars)

As at:		September 30	September 30
		2007	2006

Assets

Current
Cash		$759,475	$758,195
Cash held in escrow	note 19	2,803,549	2,700,000
Investments held for trading	note 3	27,601,815	57,367,535
Accounts receivable	note 4	5,305,952	4,659,635
Future income taxes	note 13	1,133,258	963,967
Prepaid expenses and deferred charges		734,409	1,758,889
Loans receivable		493,746	492,923

		38,832,204	68,701,144

Investments	note 3	1,674,105	1,001,354
Loans receivable		864,056	1,357,802
Property, plant and equipment	note 5	1,444,603	2,057,542
Goodwill and other assets		4,407,434	4,416,609
Future income taxes	note 13	3,569,912	3,739,203

		$50,792,314	$81,273,654

Liabilities and Shareholders’ Equity

Current
Bank indebtedness	note 8	$1,975,000	$—
Accounts payable and accrued liabilities		2,993,462	4,885,496
Deferred revenue		509,374	1,089,534
Current portion of long-term debt	note 9	87,878	84,862

		5,565,714	6,059,892

Long-term debt	note 9	69,599	167,173

		5,635,313	6,227,065

Shareholders’ equity
Share capital	note 10	10,516,344	97,186,342
Contributed surplus	note 11	24,216,052	10,787,651
Warrants		6,542,456	6,542,456
Stock based compensation	note 10	864,533	847,546
Retained earnings (deficit)		3,094,135	(40,266,401)
Accumulated other comprehensive income (restated)	note 2	(76,519)	(51,005)

		45,157,001	75,046,589

		$50,792,314	$81,273,654

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Operations
(Expressed In Canadian dollars)

For the years ended:		September 30	September 30	September 30
		2007	2006	2005

Net revenue from consumer branding business	note 4	$12,402,688	$9,671,504	$19,567,045
Net investment gains	note 3	4,061,467
Interest and dividend income	note 3	1,086,970	—	—

		17,551,125	9,671,504	19,567,045

Operating expenses:
Salaries and benefits	note 10	11,319,127	10,674,384	14,691,680
General and administrative		2,635,005	3,029,595	2,890,539
Occupancy costs		540,762	1,029,385	1,098,509

		14,494,894	14,733,364	18,680,728

Depreciation		748,335	799,961	966,282

Investment earnings	note 3	(386,404)	(1,016,632)	(2,830,676)

Interest expense (income) and financing costs		96,868	24,333	(19,231)

		14,953,693	14,541,026	16,797,103

Earnings (loss) before restructuring expense, income taxes and discontinued operations		2,597,432	(4,869,522)	2,769,942

Restructuring expense	note 14	—	642,897	—

Earnings (loss) before income taxes and discontinued operations		2,597,432	(5,512,419)	2,769,942

Income tax recovery	note 13	(43,773)	(120,393)	(303,731)

Earnings (loss) from continuing operations		2,641,205	(5,392,026)	3,073,673

Gain on disposal of discontinued operations, net of income taxes	note 19	375,514	5,721,229	1,799,631
Earnings from discontinued operations, net of income taxes	note 19	—	1,806,983	1,068,386

Net earnings		$3,016,719	$2,136,186	$5,941,690

Earnings per share	note 12
Basic		$0.23	$0.10	$0.27
Diluted		$0.23	$0.10	$0.27

Earnings (loss) per share — continuing operations
Basic		$0.20	$(0.27)	$0.14
Diluted		$0.20	$(0.27)	$0.14

Earnings per share — discontinued operations
Basic		$0.03	$0.37	$0.13
Diluted		$0.03	$0.37	$0.13

Weighted average number of common shares outstanding — basic		13,147,793	20,450,230	22,137,757
Weighted average number of common shares outstanding — fully diluted		13,155,910	20,459,736	22,165,754

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Comprehensive Income
(Expressed In Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2007	2006	2005

Net earnings	$3,016,719	$2,136,186	$5,941,690

Other comprehensive income:
Loss on foreign currency translation	(25,514)	—	—

Comprehensive income	$2,991,205	$2,136,186	$5,941,690

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Retained Earnings
(Expressed In Canadian dollars)

For the years ended:		September 30	September 30	September 30
		2007	2006	2005

Deficit, beginning of period		$(40,266,401)	$(42,402,587)	$(48,344,277)

Transitional adjustment on adoption of financial instruments	note 2	77,416	—	—

Net earnings		3,016,719	2,136,186	5,941,690

Deficit reduction applied against share capital	note 10	40,266,401	—	—

Retained earnings (deficit), end of period		$3,094,135	$(40,266,401)	$(42,402,587)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Cash Flows
(Expressed In Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2007	2006	2005

Cash flows from operating activities:

Net earnings	$3,016,719	$2,136,186	$5,941,690

Items not involving cash:
Gain on disposal of discontinued operations	(375,514)	(5,721,229)	(1,799,631)
Income from discontinued operations	—	(1,806,983)	(1,068,386)
Depreciation	748,335	799,961	966,282
Stock based compensation	16,987	57,754	344,150
Future income taxes	—	906,303	(618,188)
Realized (gains) losses on investment portfolio	91,690	65,490	(1,633,967)

Net change in non-cash working capital balances:
Accounts receivable	(646,317)	4,482,082	(1,195,206)
Prepaid expenses and deferred charges	1,024,480	(1,266,832)	(129,649)
Investments held for trading	284,130	—	—
Accounts payable and accrued liabilities	(1,892,034)	2,498,989	855,398
Deferred revenue	(580,160)	475,483	(1,437,146)
Cash held in escrow	(103,549)	—	—
Other	9,175	25,784	(75,449)

Net cash provided by (used in) operating activities	1,593,942	2,652,988	149,898

Cash flows from financing activities:
Operating line of credit	1,975,000	—	—
Long-term debt repayments	(94,558)	(108,983)	(279,405)
Issuance of common shares, net of share issue costs	66,584	25,000	47,917
Share buy back under substantial issuer bid	(30,218,722)	—	—
Share buy back under normal course issuer bid	(2,823,058)	(2,829,831)	(7,442,910)

Net cash provided by (used in) financing activities	(31,094,754)	(2,913,814)	(7,674,398)

Cash flows from investing activities:
Loans receivable	492,923	224,760	33,516
Cash outlay on sale of subsidiary	—	(794,453)	—
Purchase of capital assets	(135,396)	(23,320)	(771,531)
Proceeds on sale of subsidiary, net of cash held in escrow	—	24,300,000	—
Investments	28,717,149	(25,326,184)	14,956,214

Net cash provided by (used in) investing activities	29,074,676	(1,619,197)	14,218,199

Change in cash balance due to foreign exchange	51,902	480,322	383,934

Net change in cash from continuing operations	(374,234)	(1,399,701)	7,077,633

Cash flows from discontinued operations
Net cash provided by operating activities	—	4,835,618	1,742,742
Net cash provided by (used in) financing activities	—	(4,614,317)	(1,129,458)
Net cash provided by (used in) investing activities	375,514	(1,376,485)	(7,916,224)
Change in cash balance due to foreign exchange	—	(552,754)	(208,036)

Net change in cash from discontinued operations	375,514	(1,707,938)	(7,510,976)

Net change in cash	1,280	(3,107,639)	(433,343)

Cash, beginning of period — continued operations	758,195	2,324,074	1,479,156
Add: cash, beginning of period for the discontinued operations	—	1,885,846	3,164,107
Less: cash, end of period for the discontinued operations	—	(344,086)	(1,885,846)

Cash, end of period	$759,475	$758,195	$2,324,074

Supplemental cash flow information:
Interest paid	$96,868	$24,333	$34,559
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statement of Shareholders Equity
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Stock based	Retained	income	shareholders’
	Share capital	surplus	Warrants	compensation	earnings	(restated)	equity

Balance, October 1, 2006	$97,186,342	$10,787,651	$6,542,456	$847,546	$(40,266,401)	$(51,005)	$75,046,589

Transitional adjustment on adoption of financial instruments					77,416		77,416

Share repurchases pursuant to substantial issuer bid (note 10)	(45,048,658)	14,829,936					(30,218,722)

Share repurchases pursuant to normal course issuer bid (note 10)	(1,421,523)	(1,401,535)					(2,823,058)

Share issuances pursuant to stock options exercised (note 10)	66,584						66,584

Deficit reduction pursuant to special resolution (note 10)	(40,266,401)				40,266,401		—

Stock option expense (note 10)				16,987			16,987

Net earnings for the year					3,016,719		3,016,719

Unrealized loss on foreign exchange translation						(25,514)	(25,514)

Balance, September 30, 2007	$10,516,344	$24,216,052	$6,542,456	$864,533	$3,094,135	$(76,519)	$45,157,001

The accompanying notes are an integral part of these statements

         Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
1. Nature of Business
The Company, continued under the Business Corporations Act (Ontario), operated in the United States and Canada during the year, providing merchant banking and consumer and retail branding services.
Pursuant to a vote of shareholders, effective March 30, 2007, the Company changed its legal name to Envoy Capital Group Inc.
Basis of Presentation
(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 20.
(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007.
2. Significant Accounting Policies
(a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.
Significant subsidiaries as at September 30, 2007, 2006 and 2005 are as follows:

	2007	2006	2005	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Watt International Inc.	100	100	100	Ontario
Watt Gilchrist Limited	—	—	100	United Kingdom
Parker Williams
Design Limited	—	—	65	United Kingdom

         Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(c)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	initial term of lease + 1 option period
Equipment under capital leases	Straight line	3 - 5 years
(d)	Revenue Recognition
The Company presents as net revenue fee income earned as compensation for its services, net of pass through costs. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred.

        Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s non-agency projects are short-term in nature. Fees earned for nonagency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses due to the change in fair value of held-for-trading investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
     (e) Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
     (f) Intangible assets
The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations” and section 3062, “Goodwill and other intangible assets” to

         Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
determine the value of intangible assets acquired in an acquisition. In determining the value, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
     (g) Foreign currency translation
The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as Accumulated Other Comprehensive Income.
In respect of the Company and its subsidiaries’ foreign currency transactions, at the transaction date each asset, liability, revenue and expense is translated into the base currency of the unit by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into the base currency of the unit by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.
     (h) Income taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

        Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
     (i) Stock-based compensation
Direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, are measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations.
     (j) Earnings per share
The Company uses the provisions of “CICA” Handbook section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.
     (k) Business combinations
The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.
     (l) Financial instruments — change in Accounting Policy
Effective October 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments — disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. The change in policy was applied retrospectively with no restatement of comparative figures. The effect of the adjustment was a net increase to retained earnings of $77,416.

        Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2007:

Cash	Designated as held-for-trading
Cash held in trust	Designated as held-for-trading
Cash held in escrow	Designated as held-for-trading
Investments held for trading	Designated as held-for-trading
Accounts receivable	Loans and receivables
Loans receivable	Loans and receivables
Investments	Available-for-sale
Bank indebtedness	Other financial liability
Accounts payable	Other financial liability
Long-term debt	Other financial liability

Held-for-Trading
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
Held-to-Maturity
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost. The Company currently has no HTM investments.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
Available-for-Sale
AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables
Loans and receivables are accounted for at amortized cost using the effective interest rate method.
Other liabilities
Other liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.
Transaction costs
Transaction costs related to HFT assets are expensed in the period incurred. Transaction costs related to AFS financial assets, other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then amortized over the expected life of the instrument using the effective interest rate method.
Determination of fair value
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
Investments which are not determined to be financial instruments are carried at cost, other than those in which the Company has a significant influence, which are accounted for using the equity method.
(m) Comprehensive income
Effective October 1, 2006, the Company adopted section 1530 of the CICA Handbook, Comprehensive Income. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available-for-sale investments.
(n) Hedges
In conjunction with the above new sections, the Company also adopted section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used.
Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the fair value of a hedged item and a hedging item

•	changes in the cash flows attributable to a hedged item and a hedging item; or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
2. Significant Accounting Policies (continued)
Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period. The Company currently does not have any hedge transactions.
(o) Impairment of long-lived assets
In accordance with CICA Handbook section 3063, “Impairment of long-lived assets”, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.
(p) Discontinued operations
The Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.
3. Investments

	2007	2006

Investments held for trading

Cash and equivalents	$673,141	$696,013

Publicly-traded investments
Fixed income	10,278,656	4,674,554
Equities	14,817,518	22,280,931
GIC’s	—	23,000,000
Discount securities	—	6,716,037

	25,096,174	56,671,522

Privately-held investments
Equities	1,832,500	—

Total investments held for trading	$27,601,815	$57,367,535

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
3. Investments (continued)

	2007	2006

Investments

Real estate	$1,474,105	$1,001,354

Investment in Capital Pool Company	200,000	—

Total investments	$1,674,105	$1,001,354

As at September 30, 2007 the portfolio of investments held for trading was invested in marketable securities, including fixed income securities, bonds and common shares, as well as common shares in privately held companies. The specific investments within the portfolio will vary depending on market conditions. The investment portfolio, including interest and dividend income, earned $5,534,841 during fiscal 2007 (2006 —$1,016,632 and 2005 — $2,830,676), after deducting fees and expenses.
The fixed income component of the Company’s portfolio consists of Canadian and US. corporate debt securities. The holdings consist of individual investments with face values ranging from $1,000,000 to $2,500,000 with maturity dates ranging from June 2008 to December 2012 and interest rates ranging from 3.95% to 7.15%.
The Company currently owns two investment properties on Queen St. in Toronto, which it plans to develop. The cost of the property and related development costs are included in Investments.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the Company invested $200,000 in Sereno and at September 30, 2007 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.
4. Accounts receivable

	2007	2006

Trade receivables	$3,563,446	$2,981,562
Accrued revenue	887,370	463,193
Work in process	855,136	1,214,880

	$5,305,952	$4,659,635

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
4.	Accounts receivable (continued)

Work in process includes both labour and related disbursement costs. Included in net revenue are disbursement costs of $1,154,249 in 2007 and $893,904 and $1,418,881 in 2006 and 2005 respectively.

5.	Property, plant and equipment

		Accumulated	Net book
2007	Cost	depreciation	value

Computer equipment and software	$3,777,183	$3,367,630	$409,553
Furniture and equipment	473,349	455,073	18,276
Leasehold improvements	3,642,377	2,636,192	1,006,185
Equipment under capital leases	963,519	952,930	10,589

	$8,856,428	$7,411,825	$1,444,603

		Accumulated	Net book
2006	Cost	depreciation	value

Computer equipment and software	$3,644,508	$3,024,008	$620,500
Furniture and equipment	471,909	433,945	37,964
Leasehold improvements	3,636,285	2,260,912	1,375,373
Equipment under capital leases	968,330	944,625	23,705

	$8,721,032	$6,663,490	$2,057,542

6.	Acquisition of subsidiaries

On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) continued to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.

ECGH had the option to acquire from the Management Shareholders and the Management Shareholders had the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
6.	Acquisition of subsidiaries (continued)

for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.

The acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 ($306,733) consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894 ($4,152,369) was allocated to goodwill and an amount of £139,000 ($330,849) was allocated to intangible assets consisting of customer relationships and non-compete agreements.

In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees as per the terms and conditions of the sale and purchase agreement for £52,679 ($104,758). This additional acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £34,955 ($69,511) consisting of working capital and capital assets, resulting in goodwill of £17,724 ($35,247).

In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) and in addition a one time performance based payout cost estimated to be £223,635 ($474,106).

The June 2006 acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £62,918 ($128,668) consisting of working capital and capital assets, resulting in goodwill of £327,550 ($686,612).

On September 15, 2006 Envoy sold its wholly owned subsidiary ECG Holdings (UK) Limited and related assets and business operations. See note 19 Discontinued operations.
Parker Williams acquisition in Canadian Dollars

	Original	Additional	Additional
Assets acquired and liabilities	Acquisition	Acquisition	Acquisition
assumed:	(65%)	(5%)	(approx.10%)

Total assets	$1,796,438	$2,489,308	$2,313,451
Total liabilities	(1,324,541)	(1,099,084)	(1,169,003)
Previously owned	—	(903,646)	(801,113)
Minority interest	(165,164)	(417,067)	(214,667)

Net assets acquired	306,733	69,511	128,668

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
6.	Acquisition of subsidiaries (continued)

	Original	Additional	Additional
Assets acquired and liabilities	Acquisition	Acquisition	Acquisition
assumed:	(65%)	(5%)	(approx.10%)

Intangible assets	330,849	—	—

Goodwill	4,152,369	35,247	686,612

Purchase price including costs	$4,789,951	$104,758	$815,280

7.	Related party transactions

During the year, one of the Company directors charged the Company $244,786 (2006 — $230,785; 2005 — $57,500) for legal services.

During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related party’s interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.

In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties, as these are not considered to be in the ordinary course of business.

8.	Bank indebtedness

The Company has access to a revolving demand credit facility of $2 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bear interest at the bank prime rate. Drawings under the credit facility are secured by the Company’s investment portfolio. Borrowings under the facility were $1,975,000 at September 30, 2007.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
9.	Long-term debt

	2007	2006

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$157,477	$252,035

Less current portion	87,878	84,862

	$69,599	$167,173

10.	Share capital
     (a) Authorized:
     Unlimited common shares without par value (2006 — 40,000,000; 2005 -40,000,000)
At a special meeting of shareholders held on March 30, 2007 the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.
Issued:

	2007		2006		2005
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	19,421,415	$97,186,342	21,007,517	$105,204,765	23,416,600	$117,447,261

Common shares issued (cancelled) pursuant to:

Repurchase of shares pursuant to substantial issuer bid (c)	(9,002,383)	(45,048,658)	—	—	—	—

Stock options exercised	31,667	66,584	20,000	25,000	38,334	47,917

Deficit reduction pursuant to special resolution (b)	—	(40,266,401)	—	—	—	—

Repurchase of shares pursuant to normal course issuer bid (c)	(813,466)	(1,421,523)	(1,606,102)	(8,043,423)	(2,447,417)	(12,290,413)

Balance, end of year	9,637,233	$10,516,344	19,421,415	$97,186,342	21,007,517	$105,204,765

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
10. Share capital (continued)
(b) Deficit reduction
On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit in the same amount.
(c) Repurchase of shares
Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at a price of US$2.70 (CDN$3.19) per share. Total cash consideration, including associated costs, was $30,218,722, or $3.36 per share.
During fiscal 2007, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2,823,058, pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ends on February 6, 2008. The Company is authorized to repurchase and cancel up to 10% of the public float of the shares.
During fiscal 2006, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2,829,831, pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006.
During fiscal 2005, the Company repurchased and cancelled 2,447,417 common shares for cash consideration of $7,442,910 pursuant to the terms of two normal course issuer bids which began on August 26, 2004 and August 26, 2005 and ended on August 25, 2005 and August 25, 2006, respectively.
(d) Stock option plan
The Company has reserved 800,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date.
The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between October 2007 and May 2009.
There were no options granted during fiscal 2007, 2006 and 2005.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
10. Share capital (continued)
On May 25, 2004, the Company granted certain employees and directors a total of 375,000 options at the exercise price of $4.00 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.
The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model, was $864,533 of which $16,987 was expensed in the financial statements in fiscal 2007, $57,754 was expensed in fiscal 2006 and the remaining option value of $789,792 was expensed in prior years. The amounts have been included as part of stock based compensation in Shareholders’ Equity.
(e) Stock option details
Details of the outstanding options are as follows:

		Weighted
		average
	Number	exercise price
	of options	per share

Options outstanding, September 30, 2005	401,950	$4.10
Options granted	—	—
Options exercised	(20,000)	1.25
Options cancelled	(88,400)	5.71

Options outstanding, September 30, 2006	293,550	3.81
Options granted	—	—
Options exercised	(31,667)	2.10
Options cancelled	(3,550)	15.25

Options outstanding, September 30, 2007	258,333	$3.86

Number of options exercisable

Options exercisable, September 30, 2007	258,333	$3.86

Options exercisable, September 30, 2006	211,883	$3.72

Options exercisable, September 30, 2005	295,283	$4.29

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
10. Share capital (continued)
     The range of exercise prices for options outstanding and exercisable options at September 30, 2007 are as follows:

		Weighted
Exercise	Number	Average	Number
Price	Outstanding	Contractual Life	Exercisable

$1.25	13,333	0.07	13,333
$4.00	245,000	1.65	245,000

	258,333		258,333

(f) Warrants
There are currently 27,631,585 issued and outstanding warrants. A warrantholder is required to exercise five (5) whole warrants in order to purchase one common share for a price of CDN $9.00 per common share. The warrants expire on February 20, 2009.
11. Contributed Surplus
On January 25, 2007, pursuant to the substantial issuer bid described in Note 10(c), the Company repurchased and cancelled 9,002,383 common shares at an average price of $3.36 per common share for total cash consideration of $30,218,722 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $14,829,936 was recorded in contributed surplus as a gain on redemption of shares.
During fiscal 2007, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 813,466 common shares at an average price of $3.47 per common share for total cash consideration of $2,823,058 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $1,401,535 was recorded as a reduction of contributed surplus.
During fiscal 2006, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 1,606,102 common shares at an average price of $1.76 per common share for total cash consideration of $2,829,831 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $5,213,592 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
11.	Contributed Surplus (continued)

During fiscal 2005, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 2,447,417 common shares at an average price of $3.04 per common share for total cash consideration of $7,442,910 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $4,847,503 was recorded in contributed surplus as a gain on redemption of shares.

12.	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2007	2006	2005

Numerator for EPS calculations:
Net earnings	$3,016,719	$2,136,186	$5,941,690

Denominator:
Denominator for basic net earnings per share - weighted average shares outstanding	13,147,793	20,450,230	22,137,757

Effect of dilutive potential common shares issuable:
- under stock options	8,117	9,506	27,997

Denominator for diluted net earnings per share	13,155,910	20,459,736	22,165,754

Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at September 30 are as follows:

Anti-dilutive potential securities	2007	2006	2005

Common shares potentially issuable:
- pursuant to warrants	5,526,317	5,526,317	5,526,317
- under stock options	245,000	263,550	351,950

	5,771,317	5,789,867	5,878,267

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
13. Income taxes
Income tax expense (recovery) for the years ended September 30, 2007, 2006 and 2005 consists of:

	2007	2006	2005

Current	$—	$(1,026,696)	$314,457
Future	(43,773)	906,303	(618,188)

	$(43,773)	$(120,393)	$(303,731)

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 36.12% (2006 — 36.12%; 2005 — 36.12%) to the (loss) earnings before income taxes and discontinued operations as a result of the following:

	2007		2006		2005

Income tax expense (recovery) at statutory rates	$938,192	36.1%	$(1,991,086)	(36.1%)	$1,000,503	36.1%

Increase (decrease) in income taxes resulting from:

Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	28,404	1.1%	127,012	2.3%	139,889	5.1%

Change in valuation allowance	(1,429,871)	(55.1%)	1,820,581	33.0%	(2,042,816)	(73.8%)

Adjustment to future tax for substantively enacted changes in tax laws and rates	705,939	27.2%	—	—	—	—

Other	(286,437)	(11.0%)	(76,900)	(1.4%)	598,693	21.6%

	$(43,773)	(1.7%)	$(120,393)	(2.2%)	$(303,731)	(11.0%)

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
13. Income taxes (continued)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2007 and 2006 are presented below:

	2007	2006

Future tax assets:
Property, plant and equipment	$1,023,527	$980,566
Share issuance costs	404,945	886,462
Non-capital losses expiring by 2027	6,023,230	7,018,783
Other	14,943	10,705

	7,466,645	8,896,516

Less valuation allowance	2,763,475	4,193,346

Total net future tax assets	4,703,170	4,703,170

Less current portion	1,133,258	963,967

	$3,569,912	$3,739,203

At September 30, 2007, the Company has non-capital losses of approximately $18,200,000 available to reduce future years’ taxable income, which expire as follows:

2008	$2,400,000
2009	3,300,000
2010	4,600,000
2014	2,800,000
2015	1,600,000
2026	2,300,000
2027	1,200,000

$18,200,000

The Company has realized net capital losses of approximately $2,397,000 available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.
The Company has capital losses of approximately $7,400,000 for United States income tax purposes available for carry forward to be applied against future capital gains expiring in 2008.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and2005
13. Income taxes (continued)
No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.
14. Restructuring costs
In response to a number of economic uncertainties, competitive challenges and business risks that will impact client spending commitments of its operating subsidiaries, in November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. Management believed that, by implementing this restructuring plan, Envoy would be better positioned to remain profitable, if its clients’ historical spending patterns did not materialize in the short term. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded restructuring costs of $642,897 in fiscal 2006 arising from termination costs related to 44 employees.
Total restructuring costs accrued at September 30 are classified as:

	2007	2006	2005

Accounts payable and accrued liabilities	$—	$19,456	$15,620

15. Commitments and contingencies
(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next four years to expiry as follows:

2008	$820,178
2009	768,724
2010	306,681
2011	3,040

$1,898,623

Rent expense under operating leases for the year ended September 30, 2007 amounted to $754,926 (2006 — $663,013; 2005 — $697,875).

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
16. Financial instruments
Risk management activities:
(i)	Currency risk:

The Company is subject to currency risk through its activities in the United States. Changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2007, there were no foreign currency contracts outstanding.

(ii)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2007, one customer represented 19% of accounts receivable (2006 — one customer represented 21% of accounts receivable).

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

(iii)	Interest rate risk:

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)

Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
17. Segmented information
As of October 1, 2006, the Company changed its corporate structure to include a focus on its Merchant Banking operations. In prior periods, the Company had only one operating segment. Accordingly, the Company has amended its segmented disclosures for fiscal 2007 and restated comparative figures to conform to the current presentation.
Summary of financial information concerning the Company’s operating segments is shown in the following tables:
(a) Summary of operating results:

			For the year ended
			September 30, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$12,402,688	$5,148,437	—	$17,551,125

Operating expenses:
Salaries and benefits	8,031,440	1,464,649	1,823,038	11,319,127
General and administrative	1,429,480	341,255	864,270	2,635,005
Occupancy costs	769,046	75,425	(303,709)	540,762

Depreciation	392,865	14,580	340,890	748,335

Investment earnings	—	—	(386,404)	(386,404)

Interest expense and financing	18,156	—	78,712	96,868

Earnings (loss) before income taxes and discontinued operations	1,761,701	3,252,528	(2,416,797)	2,597,432

Income tax recovery				(43,773)

Earnings from continuing operations				2,641,205

Earnings from discontinued operations, net of income taxes				375,514

Net earnings				$3,016,719

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)

Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
17. Segmented information (continued)

			For the year ended
			September 30, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$9,671,504	—	—	$9,671,504

Operating expenses:
Salaries and benefits	8,159,158	—	2,515,226	10,674,384
General and administrative	1,599,103	—	1,430,492	3,029,595
Occupancy costs	1,186,576	—	(157,191)	1,029,385

Depreciation	451,303	—	348,658	799,961

Investment earnings	—	—	(1,016,632)	(1,016,632)

Interest expense and financing	17,377	—	6,956	24,333

Loss before restructuring expense, income taxes and discontinued operations	(1,742,013)	—	(3,127,509)	(4,869,522)

Restructuring expense	558,517	—	84,380	642,897

Loss before income taxes and discontinued operations	(2,300,530)	—	(3,211,889)	(5,512,419)

Income tax recovery				(120,393)

Loss from continuing operations				(5,392,026)

Earnings from discontinued operations, net of income taxes				7,528,212

Net earnings				$2,136,186

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)

Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
17. Segmented information (continued)

			For the year ended
			September 30, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$19,567,045	—	—	$19,567,045

Operating expenses:
Salaries and benefits	12,418,443	—	2,273,237	14,691,680
General and administrative	1,296,813	—	1,593,726	2,890,539
Occupancy costs	1,407,375	—	(308,866)	1,098,509

Depreciation	602,206	—	364,076	966,282

Investment earnings	—	—	(2,830,676)	(2,830,676)

Interest (income) expense	22,739	—	(41,970)	(19,231)

Earnings (loss) before income taxes and discontinued operations	3,819,469	—	(1,049,527)	2,769,942

Income tax recovery				(303,731)

Earnings from continuing operations				3,073,673

Earnings from discontinued operations, net of income taxes				2,868,017

Net earnings				$5,941,690

(b)   Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

September 30, 2007	$11,411,256	$34,948,296	$4,432,762	$50,792,314

September 30, 2006	$12,839,214	—	$68,434,440	$81,273,654

     Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
17.	Segmented information (continued)
       (c) Net revenue by type of service

	2007	2006	2005

Net revenue:
Consumer and retail branding	$12,402,688	$9,671,504	$19,567,045
Merchant banking	5,148,437	—	—

	$17,551,125	$9,671,504	$19,567,045

       (d) Net revenue by customer location

	2007	2006	2005

Net revenue:
Canada	$9,222,222	$4,991,114	$5,751,537
USA/South America	6,410,926	3,534,355	13,483,041
Middle East/Asia	1,917,977	1,146,035	332,467

	$17,551,125	$9,671,504	$19,567,045

18.	Subsequent events
Subsequent to year end, the Company reached agreement on the settlement of all amounts relating to the sale of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. No claims were made against the amounts held in escrow and the Company expects to receive the withheld amounts, including accrued interest, prior to December 31, 2007.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
19.	Discontinued operations
Through its wholly owned subsidiary ECG Holdings (UK) Limited the Company provided brand strategy, package design, brand management, pre-press, film services in UK and Europe. During fiscal 2006, Envoy’s management decided to sell ECG (UK) in order to re-deploy the capital in its Merchant Banking business.
Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash. Pursuant to the terms and conditions of sale purchase agreement $2,700,000 was held in escrow to secure potential fourth party claims. At September 30, 2007, the escrow account balance including accrued interest was $2,803,549.
ECG Holdings (UK) Limited and related companies

Fiscal year:	2007	2006	2005

Net revenue	$—	$21,432,172	$23,589,979

Operating expenses	—	17,460,973	20,205,104
Interest income	—	(60,327)	(62,248)
Depreciation	—	1,294,822	1,720,920
Income tax expense	—	582,122	509,885

Earnings from discontinued operations (excluding gain on sale)	—	2,154,582	1,216,318

Minority interest	—	347,599	149,808

Gain on sale of discontinued operations	375,514	5,721,229	—

Earnings from discontinued operations	$375,514	$7,528,212	$1,066,510

Effective September 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street. The purchase price for the shares was $1,200,000 and for the related capital assets was $300,000. John Street was also indebted to Envoy in the amount of $675,000. These loans are payable over a period of 5 years and, except for interest free periods totalling 12 months, carry interest at the rate of 8% per annum. Prior to its sale, John Street was reported primarily as part of Canadian net revenue in the marketing segment.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
19.	Discontinued operations (continued)
        John Street Inc.

Fiscal year:	2007	2006	2005

Net revenue	$—	$—	$3,151,083

Operating expenses	—	—	3,047,312
Interest expense	—	—	50,625
Depreciation	—	—	49,132
Income tax expense	—	—	2,138

Earnings from discontinued operations (excluding gain on sale)	—	—	1,876

Gain on sale of discontinued operations	—	—	1,799,631

Earnings from discontinued operations	$—	$—	$1,801,507

Total earnings from discontinued operations	$375,514	$7,528,212	$2,868,017

20.	Reconciliation to United States generally accepted accounting principles
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2007, 2006 and 2005 required to conform to US GAAP.

	2007	2006	2005

Net earnings based on Canadian GAAP	$3,016,719	2,136,186	$5,941,690
Stock-based compensation (a)	—	—	344,151
Cash held in escrow (b)	(103,549)	(2,700,000)	—
Capitalized incorporation costs (g)	(66,339)	—	—
Income recognized on reclassification of investments (h)	77,416	—	—
Gains on privately-held securities (h)	(1,147,500)	—	—

Net earnings (loss) based on U.S. GAAP	$1,776,747	(563,814)	$6,285,841

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)

	2007	2006	2005

Net earnings (loss) from continuing operations	$1,401,233	(5,392,026)	$3,417,824
Net earnings from discontinued operations (Note 19)	$375,514	4,828,212	$2,868,017

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2007	2006	2005

Net earnings (loss) per share:
Basic	$0.14	(0.03)	$0.28
Diluted	0.14	(0.03)	0.28

Net earnings (loss) per share from continuing operations:
Basic	$0.11	(0.27)	$0.15
Diluted	0.11	(0.27)	0.15

Net earnings per share from discontinued operations:
Basic	$0.03	0.24	$0.13
Diluted	0.03	0.24	0.13
The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2006 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

\

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2007	2006

Total assets based on Canadian GAAP	$50,792,314	$81,273,654
Cash held in escrow (b)	(2,803,549)	(2,700,000)
Capitalized incorporation costs (g)	(66,339)	—
Investments held for trading (h)	(1,147,500)	242,378

Total assets based on U.S. GAAP	$46,774,926	$78,816,032

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2007	2006

Shareholders’ equity based on Canadian GAAP	$45,157,001	$75,046,589
Cash held in escrow (b)	(2,803,549)	(2,700,000)
Accumulated other comprehensive income (loss) (c )	—	242,378
Capitalized incorporation costs (g)	(66,339)	—
Gains on privately-held securities (h)	(1,147,500)	—

Shareholders’ equity based on U.S. GAAP	$41,139,613	$72,588,967

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:
(a)	Stock-based compensation disclosures:

For fiscal 2006, the Company adopted SFAS 123(R) which requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The Company applied this using the modified prospective method. For fiscal 2005 and prior years, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25.

In the Company’s circumstances APB No. 25 was not materially different from compensation expense as determined under Canadian GAAP for fiscal 2003 and prior years. For fiscal 2005, the Company adopted new provisions of the CICA

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)
handbook which required a fair value method of accounting for stock-based compensations. Under these provisions the expense for stock-based compensation under Canadian GAAP for fiscal 2005 is $344,151 greater than under US GAAP.

There were no options granted in fiscal 2007, 2006 or 2005. The fair value of each option granted was estimated at the date of the grant using the Black-Scholes fair value option pricing model. Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes.
(b)	Cash held in escrow:

Cash held in escrow represents funds held in common trust with the purchaser of the UK operations, as per the terms of the purchase and sale agreement. The amount is being held in joint trust as security for indemnities provided to the purchaser at closing and was scheduled to be released on the first anniversary date of the transaction. Canadian GAAP allows the recognition of this amount in determining the gain on sale. Under US GAAP these funds cannot be recognized until they are released from escrow or otherwise under exclusive control of the Company.

(c)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2007	2006	2005

Net earnings (loss) for the year in accordance with U.S. GAAP	$1,776,747	$(563,814)	$6,285,841

Unrealized gain (loss) on available for sale securities arising during the year	—	242,378	(5,859)

Less: reclassification adjustment for gains realized in net income	(242,378)	5,859	(174,426)

Change in cumulative translation adjustment account	(25,514)	2,101,995	(2,183,228)

	$1,508,855	$1,786,418	$3,922,328

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)
(d)	Reduction of capital:

In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit. Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. These reductions in capital are not permitted under U.S. GAAP. While the adjustments have no impact on shareholders’ equity, under U.S. GAAP, share capital and deficit would be increased by $50,153,362 and $9,886,961 as at September 30, 2007 and 2006, respectively.

(e)	Revenue:

Under U.S. GAAP net investment gains and interest and dividend income would be included as investment earnings in the consolidated statement of operations.

(f)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.

(g)	Capitalized incorporation costs:

Certain costs relating to the establishment of an office in Dubai, UAE were capitalized for Canadian GAAP purposes. These costs are not permitted to be capitalized under US GAAP.

(h)	Investments:

The Company accounts for its investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities under US GAAP. In fiscal 2007, the Company elected under FAS 115, paragraph 15 to redesignate its investments from an available-for-sale classification to a trading classification. As of September 30, 2007, all of the Company’s investments have been classified as held-for-trading and accordingly, recorded at market value. As of September 30, 2006, all of the Company’s investments were classified as available-for-sale. In fiscal 2006, unrealized gains and losses on these investments were included in other comprehensive income, as a separate component of shareholders’ equity. Upon redesignation of investments to the trading category, unrealized gains of $242,378 were reversed from comprehensive income and recorded in net income. The impact

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)
of the reversal on net income was $77,416, net of associated payroll expenses of $121,189 and tax expense of $43,773.

In addition, the Company recognized unrealized gains of $1,147,500 based on an increase in fair value of privately-held equity securities for Canadian GAAP purposes. Under U.S. GAAP, these investments would be accounted for at cost and no gain would be recognized. As a result of these differences, investments held for trading would have been $1,147,500 lower than the amount reported in our audited financial statements at September 30, 2007.

(i)	Consolidated statements of cash flows:

Under Canadian GAAP, proceeds from the sale of investments used to fund the substantial issuer bid were included as cash flows from investing activities in the Consolidated Statements of Cash Flows. Under U.S. GAAP, these cash flows would be included as net cash provided by operating activities. Under U.S. GAAP, net cash provided by operating activities would be higher by $29,389,900 and net cash provided by investing activities would be lower by the same amount.

(j)	Recent accounting pronouncements:

Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (‘FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006 and 2005
20.	Reconciliation to United States generally accepted accounting principles (continued)

Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street Toronto, Canada M5T 1X5 Telephone: (416) 593-1212 Facsimile: (416) 593-4434	Geoffrey B. Genovese President, Chairman and Chief Executive Officer J. Joseph Leeder Chief Financial Officer and Vice President Mergers and Acquisitions	BDO Dunwoody LLP 60 Columbia Way, Suite 400 Markham, Canada L3R 0C9
DIRECTORS John H. Bailey B.Comm, J.D., LL.M Barrister & Solicitor	John H. Bailey Executive Vice President and Corporate Secretary	BANKERS RBC Royal Bank 200 Bay Street Toronto, Canada M5J 2J5

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
President David Parkes and Associates Inc.	David Parkes (Chair) Hugh Aird David I. Hull	Blake, Cassels & Graydon LLP Box 25, Commerce Court West Toronto, Canada M5L 1A9

Geoffrey B. Genovese President, Chairman and Chief Executive Officer Envoy Capital Group Inc.	COMPENSATION COMMITTEE David I. Hull (Chair) Hugh Aird David Parkes	LEGAL COUNSEL (USA) Skadden, Arps, Slate, Meagher & Flom LLP PO Box 258, Suite 1750 Toronto, Canada M5K 1J5

David I. Hull President Hull Life Insurance Agencies Inc. Hugh Aird (Lead Director) Vice-Chairman North America Edelman	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE David I. Hull (Chair) Hugh Aird David Parkes	INVESTOR RELATIONS E-mail: info@envoy.to

	TRANSFER AGENT	Additional information is available on our
	Computershare Trust	Web site at www.envoy.to
Company of Canada
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI